Exhibit 1

Media Release

18 August 2005

Westpac sells stake in JDV

Westpac Banking Corporation today announced that it has accepted IWL’s offer for its shares in JDV.

Westpac will sell its 28.7% shareholding in JDV for 80 cents a share taking it to a total cash consideration of $20.6 million.

Westpac’s subsidiaries, Westpac Securities Limited and BT Portfolio Services Limited, will also waive its change of control rights under the service agreement with JDV.

Westpac purchased its stake in what was then known as HP JDV in 2001.

Ends.

For Further Information

David Lording

Media Relations

Westpac Banking Corporation

Ph: 02 9226 3510

Mb: 0419 683 411